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As filed with the Securities and Exchange Commission on August 1, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BRCOM INC.
(Name of Subject Company (Issuer))

CINCINNATI BELL INC.
(Name of Filing Person (Offeror))

12 1/2% SERIES B JUNIOR
EXCHANGEABLE PREFERRED STOCK DUE 2009,
PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

11161PAA4
(CUSIP Number of Class of Securities)

JEFFREY C. SMITH, ESQ.
CHIEF HUMAN RESOURCES OFFICER,
GENERAL COUNSEL AND CORPORATE SECRETARY
CINCINNATI BELL INC.
201 EAST FOURTH STREET
CINCINNATI, OHIO 45202
(513) 397-9900
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

WITH COPIES TO:
William V. Fogg, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Arnold B. Peinado, III, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 (212) 530-5000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)

$79,797,641.52	$6455.63

(1)
Estimated solely for the purposes of calculating the filing fee. This calculation assumes the exchange of all 395,210 outstanding shares of 12 1/2% Series B Junior Exchangeable Preferred Stock Due 2009 of BRCOM Inc. (the "BRCOM Preferred Stock"), for 14,148,518 shares of Cincinnati Bell Common Stock and is based upon the average of the bid and ask prices of Cincinnati Bell Common Stock as of July 31, 2003.

(2)
The filing fee is 0.00809% of the Transaction Value.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,136.44
Form or Registration No.: Form S-4 (Registration No. 333-104557)
Filing Party: Cincinnati Bell Inc. (f/k/a Broadwing Inc.)
Date Filed: April 16, 2003

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    Third-party tender offer subject to Rule 14d-1.
☒    Issuer tender offer subject to Rule 13e-4.
☐    Going-private transaction subject to Rule 13e-3.
☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This tender offer statement on Schedule TO relates to an offer by Cincinnati Bell Inc., an Ohio corporation, to exchange 14,148,518 shares of Cincinnati Bell Common Stock, par value $0.01 per share, for the 395,210 outstanding shares of 12 1/2% Series B Junior Exchangeable Preferred Stock, par value $0.01, of BRCOM Inc., a Delaware corporation ("BRCOM"), upon the terms and subject to the conditions contained in the prospectus and solicitation statement dated July 31, 2003 and the related consent and letter of transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

        This tender offer statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1-11.

        The information in the prospectus and solicitation statement and the related consent and letter of transmittal is incorporated herein by reference in answer to Items 1 through 11 of this tender offer statement on Schedule TO.

ITEM 12. EXHIBITS.

(a)(1)(i)	Prospectus and solicitation statement dated July 31, 2003 (incorporated by reference to Cincinnati Bell's amended registration statement on Form S-4 filed on July 30, 2003, Registration No. 333-104557 (the "Registration Statement")).
(a)(1)(ii)	Form of consent and letter of transmittal (incorporated by reference to Exhibit 99(a) to the Registration Statement).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99(b) to the Registration Statement).
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99(c) to the Registration Statement).
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99(d) to the Registration Statement).
(a)(2)	Recommendation Statement on Schedule 14D-9 of BRCOM Inc., dated August 1, 2003 (filed herewith).
(a)(3)	None.
(a)(4)	Filed herewith as Exhibit (a)(1)(i)
(a)(5)	Press release released by Cincinnati Bell on August 1, 2003 (filed herewith).
(b)	None.
(d)(1)	Exchange and Voting Agreement, dated as of March 24, 2003, by and among Broadwing Inc., and the beneficial owners of (or investment managers or advisors for accounts or funds that own) the 12 1/2% Series B Junior Exchangeable Preferred Stock due 2009 of Broadwing Communications Inc., a subsidiary of Broadwing Inc. (the "Exchange and Voting Agreement") (incorporated by reference to Annex B to the Registration Statement).
(d)(2)	Amendment to the Exchange and Voting Agreement, dated as of July 30, 2003 (incorporated by reference to Annex C to the Registration Statement).
(g)	None.
(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CINCINNATI BELL INC.
By:	/s/ THOMAS L. SCHILLING Name: Thomas L. Schilling Title: Chief Financial Officer

Dated: August 1, 2003

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SIGNATURE